Exhibit 99.7

Electra Meccanica SOLO Electric Vehicle Achieves
U.S. National Compliance Certification

VANCOUVER, May 7, 2018 /PRNewswire/ - Electra Meccanica (OTCQB: ECCTF), a cutting-edge designer and manufacturer of electric vehicles, today announced the first U.S. nationally certified SOLO has been shipped to its new owner and its new home in Los Angeles, California.

Ex-IndyCar driver Dominic Dobson – who is also the Washington and Oregon State representative for the SOLO – was on hand to greet the car on its way to California.
"This achievement is indicative of our commitment to excellent quality and safety," said Jerry Kroll, CEO of Electra Meccanica. "To be federally certified in the United States now opens the SOLO to the biggest electric vehicle market in North America. For sure, this is a proud day for everyone at Electra Meccanica, including our Compliance Team, Engineers, Mechanics and Shareholders. We can't wait to take the U.S. for a ride in the SOLO!"

Dobson said, "Driving the SOLO today reminded me of my days driving formula cars. It was so quick and nimble it just made me giggle and I thoroughly enjoyed it. I think people who enjoy driving are going to love these fantastic little vehicles!"

Electra Meccanica's SOLO is an all-electric, single-passenger, commuter vehicle launched by the company last September. With a 100-mile range, the SOLO is designed to get owners to and from work and around town as needed at minimal expense. 75,000 Solos are scheduled to be shipped to the US market in the coming three years, beginning in mid-September this year. Completely refundable online deposits can be made on the company's website, www.emvauto.com.